SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 30 September 2005

NATIONAL GRID plc

(Registrant's Name)

1-3 Strand
London
WC2N 5EH
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

[ X ]

Form 40-F

[   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 30 September 2005

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc 1-3 Strand, London, WC2N 5EH, United Kingdom

Update- to 30 September 2005

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DATE	DETAILS
30.9.05	National Grid Close period trading update for the six months ended 30 September 2005.
29.9.05	NG Euro Medium Tem Note Programme
28.9.05	Publication of Final Terms- NG Fixed Rates due 2010.
23.9.05	Directors Interests- (S. Lucas and N P Winser).
20.9.05	Quest Operation.

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc 1-3 Strand, London, WC2N 5EH, United Kingdom

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Update- to 30 September 2005
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30 September 2005

National Grid close period trading update for the six months ended 30 September 2005
Continued good underlying performance

National Grid plc (the "Group") is today issuing its trading update prior to entering its close period and the announcement of its interim results on Thursday 17 November 2005. These will be the first set of results the Group will report under International Financial Reporting Standards (IFRS). Also today, the Group is issuing comparative unaudited IFRS results for the period ending 30 September 2004, a summary of which is below.

The Group's operating performance is expected to be good. It has been driven by continued underlying volume growth in the US, favourable results from UK capacity auctions, a continued focus on efficiencies and a full period contribution from Crown Castle UK. The operating performance, together with positive weather effects, is expected to offset a significant under recovery of higher commodity costs in the US, which will be recovered in future periods, and a period-on-period weakening of the US dollar. For these reasons, operating profit* is expected to be in-line with last year. Profit before tax* is expected to be ahead of last year due to lower interest expense this year.

The effective tax rate on profit before tax* is anticipated to be around 32%. As a result, earnings* are expected to be similar to the same period last year. Earnings per share* for the period are expected to be ahead of the same period last year, having benefited from the share consolidation which occurred on 1 August 2005. The seasonally more significant second half will fully reflect this consolidation**.

After IFRS transition adjustments, excluding certain mark-to-market effects in the period, net debt is expected to be around £11 billion. This reflects the receipt of £5.8 billion upon completion of the Group's UK gas network sales on 1 June 2005, the £2 billion return of value to shareholders in August 2005, the increase in capital investment and normal seasonal factors.

* References are to continuing underlying results. Underlying results exclude exceptional items and certain mark-to-market re-measurements.
** The number of ordinary shares in issue has decreased by 12%, from 3.1 billion at 31 March 2005 to 2.7 billion at 30 September 2005 as a result of the share consolidation.

Note:
As previously reported, the adoption of IFRS will lead to greater volatility on both underlying and statutory reported earnings due to the effects IFRS has on the accounting treatment of US regulatory assets as compared with UK GAAP and the adoption of International Accounting Standard 39: Financial Instruments, Recognition and Measurement, which the Group adopted with effect from 1 April 2005. While this may cause the reported results for any given period to be more volatile than those reported under UK GAAP, this change in treatment does not impact the performance of the Group or its current or future cash flows.

Unaudited comparative data for the six months ended September 2004 under IFRS
£m
Underlying results* for continuing operations
Operating profit	1,030
Pre-tax profit	697
Earnings	493
Earnings per share	16.0p

Statutory results
Operating profit - continuing operations	958
Pre-tax profit - continuing operations	625
Earnings - continuing operations	448
Earnings	504
Earnings per share	16.4p

A full statement of the Unaudited September 2004 IFRS comparatives is available on the Group's website www.nationalgrid.com.

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to continue to integrate the US and UK businesses acquired by or merged with National Grid, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, unseasonable weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid's pension schemes and the regulatory treatment of pension costs, the impact of the separation and sale by National Grid of four of its UK gas distribution networks and any adverse consequences arising from outages on or otherwise affecting energy networks owned and/or operated by National Grid.

For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid's filings with the US Securities and Exchange Commission (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent annual report on Form 20-F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. National Grid does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

Contacts

Investors
Alexandra Lewis	+44 (0)20 7004 3170	+44 (0)7768 554879(m)
David Campbell	+44 (0)20 7004 3171	+44 (0)7799 131783(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)

Media
Clive Hawkins	+44 (0) 20 7004 3147	+44 (0) 7836 357173(m)

Citigate Dewe Rogerson		+44 (0)20 7638 9571
Anthony Carlisle		+44 (0)7973 611888(m)

National Grid plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid plc announces that it has today issued CZK 408,000,000 Fixed Rate Instruments due 2010 Series No 21, as part of the National Grid plc and National Grid Electricity Transmission plc EUR 6,000,000,000 Euro Medium Term Note Programme.

29 September 2005

Contact: Andrew Kluth (Tel: 020 7004 3365)

National Grid plc
28 September 2005

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to the National Grid plc's issue of CZK 408,000,000
2.83 per cent Fixed Rate Notes due 2010 under the National Grid plc / National Grid Electricity Transmission plc Euro 6,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8973r_-2005-9-28.pdf

For further information, please contact

Andrew Kluth
Assistant Treasurer
National Grid plc
1-3 Strand
London WC2N 5EH

Tel: +44 20 7004 3365
Fax: +44 20 7004 3363

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc / National Grid Electricity Transmission plc Euro 6,000,000,000 Euro Medium Term Note Programme dated 18 August 2005) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

23 September 2005
National Grid plc (NG)

(Notification of Directors' Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
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Interests Notified by the Trustee for the
Lattice Group Long Term Incentive Scheme (the 'LTIS')

NG today received a notification from Mourant & Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS.

On 30 August 2005, 2,856 ordinary shares were acquired, at a price of 518.87p per share, in respect of the August 2005 NG final dividend of 15.2p per share being reinvested on behalf of Steve Lucas, whose personal interest in the 2001 LTIS award changes as follows:

Director	Existing 2001 LTIS Award	Additional ord. shares from dividend Reinvestment	Revised 2001 LTIS Total	Total NG Share Interest after event
Steve Lucas	98,201	2,856	101,057	618,481 ordinary shares 318 B shares- unchanged

NG Return of Cash- B Share interests

Following the implementation of the Return of Cash to shareholders, we received a further notification yesterday that Nick Winser is interested in a further 8,809 B shares in National Grid plc, taking his total B share interests to 20,787. His interest in NG ordinary shares remains unchanged.

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Contact: D C Forward Assistant Secretary
0207 004 3226

National Grid plc (NG)
20 September 2005

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
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Yesterday, each of the following NG Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser and R J Urwin, technically ceased to be interested in 97,417 NG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NG's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).